
December 18, 2012

Via E-mail
Alex Norton
Chief Executive Officer
Amperico Corp.
42 Rockwood Crescent
Thornhill, Ontario L4J 7T2
Canada

> **Re:** **Amperico Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 14, 2012**
> **File No. 333-182728**

Dear Mr. Norton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the disclosure in the first sentence of the third paragraph to specify that shares in this offering will be sold at a fixed price of $0.03 per share for the duration of the offering.

Selling Shareholders, page 14

2. We note that you have appointed one of your selling shareholders, Vladimir Kolossovski, to serve as an executive officer. Please revise your disclosure that none of your selling shareholders has (i) had a material relationship with you other than as a shareholder within the last three and (ii) ever been one of your officers to reflect Mr. Kolossovski's appointment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director